Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	26 June 2008	*No of sheets:*	*1*

SUPPL

Current report 37/2008

The Management Board of KGHM Polska Miedź S.A. hereby announces that the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A., on 26 June 2008, appointed to the Supervisory Board of the Company for a new term the following persons:

1. Marcin Dyl,
2. Arkadiusz Kawecki,
3. Jacek Kuciński,
4. Marek Panfil,
5. Marek Trawiński,
6. Marzenna Weresa

08003550

and elected by the employees of KGHM Polska Miedź S.A.

7. Józef Czyczerski,
8. Leszek Hajdacki,
9. Ryszard Kurek.

All of the Members of the Supervisory Board of KGHM Polska Miedź S.A. appointed today had already served on the Supervisory Board of the Company in the previous term.

The Company will provide information on the appointed Members of the Supervisory Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 section 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Maciej Tybura

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	26 June 2008	*No of sheets:*	*16*

Current report 38/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. which was held on 26 June 2008:

Resolution No. 1/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: election of the Chairman of the General Shareholders' Meeting.

On the basis of art. 409 § 1 of the Code of Commercial Companies, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders' Meeting.

II. This resolution comes into force on the date it is taken.

Resolution No. 2/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: acceptance of the agenda of the General Shareholders' Meeting.

The General Shareholders' Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Shareholders' Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 28 May 2008 , No. 103/2008, item 6806

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution No. 3/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Code of Commercial Companies in connection with art. 45 section 4 and art. 53 section 1 of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 4/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Financial Statements of the Company for financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Code of Commercial Companies in connection with art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e.Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the financial statements, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2007, consisting of:

- the balance sheet at 31 December 2007, which shows total assets and liabilities of PLN **12 379 737 393.29** [PLN **12 379 737** thousand] or twelve billion, three hundred seventy nine million, seven hundred thirty-seven thousand, three hundred ninety-three and twenty-nine one-hundredths PLN,

- the income statement for the period from 1 January to 31 December 2007, which shows a profit for the period of PLN **3 798 825 390.87** [PLN **3 798 826** thousand] or three billion, seven hundred ninety-eight million, eight hundred twenty-five thousand, three hundred and ninety and eighty-seven one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2007 which shows equity at 31 December 2007 in the amount of PLN **8 965 948 789.00** [PLN **8 965 949** thousand], or eight billion, nine hundred sixty-five million, nine hundred forty-eight thousand, seven hundred and eighty-nine PLN,

- the cash flow statement for the period from 1 January to 31 December 2007, which shows net cash flow - an increase during the financial year of PLN **484 628 464.75** [PLN **484 629** thousand] or four hundred eighty-four million, six hundred twenty-eight thousand, four hundred sixty-four and seventy-five one-hundredths PLN, and cash and cash

Exemption number: 82 4639

equivalents at the end of the period of PLN **2 534 994 840.55** [PLN **2 534 995** thousand], or two billion, five hundred and thirty-four million, nine hundred and ninety-four thousand, eight hundred and forty and fifty-five one-hundredths, and

- notes to the financial statements.

II. This resolution comes into force on the date it is taken.

Resolution No. 5/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date.

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Code of Commercial Companies and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the proposal of the Management Board concerning appropriation of profit for the financial year 2007, the General Shareholders' Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for financial year 2007 in the amount of PLN **3 798 825 390.87** or three billion, seven hundred ninety-eight million, eight hundred twenty-five thousand, three hundred and ninety and eighty-seven one-hundredths PLN, shall be appropriated in the following manner:

- as a shareholders dividend representing **PLN 9.00** per share,	**PLN 1 800 000 000.00**,
- to reserve capital	**PLN 1 998 825 390.87**.

II. The General Shareholders' Meeting hereby sets the following dates:
- right to dividend date: **18 July 2008**,
- dividend payment date: **7 August 2008**.

III. This resolution comes into force on the date it is taken.

Resolution No. 6/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: coverage of losses from prior years by reserve capital.

On the basis of art. 395 § 2 point 2 of the Code of Commercial Companies and on § 20 section 2 point 2) and § 29 section 3 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the proposal made by the Management Board, which was positively evaluated by the Supervisory Board of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby agrees to cover the losses from prior years by reserve capital in the amount of PLN **4 266 323 977.62**, or four billion, two hundred and

sixty-six million, three hundred and twenty-three thousand, nine hundred and seventy-seven and sixty-two one-hundredths PLN, having arisen due to restatement of the opening balance following the adoption, beginning from 1 January 2007, in the accounting policy of the Company, of International Financial Reporting Standards.

II. This resolution comes into force on the date it is taken

Resolution No. 7/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Marek Fusiński – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 8/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Stanisław Kot – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 9/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

Exemption number: 82 4639

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Ireneusz Reszczyński – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 10/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Dariusz Kaśków – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 6 November 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 11/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Maksymilian Bylicki – I Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 6 November 2007.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution No. 12/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Krzysztof Skóra – President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 13/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Adam Łaganowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 18 October 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 14/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Stanisław Andrzej Potycz – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

Exemption number: 82 4639

II. This resolution comes into force on the date it is taken.

Resolution No. 15/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Jan Sulmicki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 11 April 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 16/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Marcin Ślęzak – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 17/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Jerzy Żyżyński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 18/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Józef Czyczerski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 19/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Leszek Hajdacki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 20/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Ryszard Kurek – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 21/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Adam Glapiński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 11 April 2007 to 10 July 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 22/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Anna Mańk – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which she fulfilled this function from 11 April 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution No. 23/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Leszek Jakubów – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 18 October 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 24/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Remigiusz Nowakowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 18 October 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 25/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

__regarding__: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2007.

On the basis of art. 395 § 5 of the Code of Commercial Companies in connection with art. 55 and art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., and with due regard being given to the results of the evaluation by the Supervisory Board of the Report the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2007.

II. This resolution comes into force on the date it is taken.

Resolution No. 26/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007.

On the basis of art. 395 § 5 of the Code of Commercial Companies in connection with art. 55 and art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no.76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A , with due regard being given to the results of the evaluation by the Supervisory Board of the Consolidated Financial Statements, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007 consisting of:

- the consolidated balance sheet at 31 December 2007 which shows total assets and liabilities of **PLN 13 459 505 thousand** or thirteen billion, four hundred fifty-nine million, five hundred and five thousand PLN,

- the consolidated income statement for the period from 1 January 2007 to 31 December 2007, showing a profit for the period of **PLN 3 935 516 thousand**, or three billion, nine hundred and thirty-five million, five hundred and sixteen thousand PLN, of which attributable to the shareholders of the parent entity of **PLN 3 934 559 thousand**, or three billion, nine hundred and thirty-four million, five hundred and fifty-nine thousand PLN,

- the consolidated statement of changes in equity in 2007, showing equity in the amount of **PLN 9 501 609 thousand**, or nine billion five hundred and one million, six hundred and nine thousand PLN, and changes in equity in the period from 1 January 2007 to 31 December 2007 of **PLN 1 239 207 thousand**, or one billion, two hundred and thirty-nine million, two hundred and seven thousand PLN,

- the consolidated cash flow statement for the period from 1 January 2007 to 31 December 2007 showing net cash flow – an increase of cash and cash equivalents of **PLN 490 965 thousand**, or four hundred ninety million, nine hundred and sixty-five thousand PLN, and cash and cash equivalents at the end of the period of **PLN 2 812 096 thousand**, or two billion, eight hundred and twelve million, and ninety-six thousand PLN,

- notes to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

Resolution No. 27/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: confirmation of the validity of the elections of members of the Supervisory Board elected by the employees of the KGHM Polska Miedź S.A.

Exemption number: 82 4639

On the basis § 34 of the Regulations for the election and dismissal of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby confirms the validity of the elections held in the Company on 15-16 May 2008, as a result of which the employees of KGHM Polska Miedź S.A. elected three members to the Supervisory Board.
Resolution No. 7/2008 of the Electoral Committee for the conduct of elections of members of the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008, and the Protocol of the Electoral Committee of the Company from the elections of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008, shall be annexes to the resolution.

II. This resolution comes into force on the date it is taken.

Resolution No. 28/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board for a new term of persons elected by the employees of the Company.

On the basis of art. 385 §1 of the Code of Commercial Companies, art. 14 section 1 point 2 of the Law dated 30 August 1996 on the commercialisation and privatisation companies (i.e. Journal of Laws from 2002, No. 171, item 1397 with later changes) and on the basis of § 16 section 2 of the Statutes of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby appoints Józef Czyczerski to the Supervisory Board of KGHM Polska Miedź S.A., elected by the employees of the Company.

II. This resolution comes into force on the date it is taken.

Resolution No. 29/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board for a new term of persons elected by the employees of the Company.

On the basis of art. 385 §1 of the Code of Commercial Companies, art. 14 section 1 point 2 of the Law dated 30 August 1996 on the commercialisation and privatisation companies (i.e. Journal of Laws from 2002, No. 171, item 1397 with later changes) and on the basis of § 16 section 2 of the Statutes of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby appoints Leszek Hajdacki to the Supervisory Board of KGHM Polska Miedź S.A., elected by the employees of the Company.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution No. 30/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board for a new term of persons elected by the employees of the Company.

On the basis of art. 385 §1 of the Code of Commercial Companies, art. 14 section 1 point 2 of the Law dated 30 August 1996 on the commercialisation and privatisation companies (i.e. Journal of Laws from 2002, No. 171, item 1397 with later changes) and on the basis of § 16 section 2 of the Statutes of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby appoints Ryszard Kurek to the Supervisory Board of KGHM Polska Miedź S.A., elected by the employees of the Company.

II. This resolution comes into force on the date it is taken.

Resolution No. 31/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marcin Dyl is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution No. 32/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Arkadiusz Kawecki is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution No. 33/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jacek Kuciński is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution No. 34/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marek Panfil is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution No. 35/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marek Trawiński is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution No. 36/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marzenna Weresa is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Objections were raised to Resolution Nr 35/2008.

Exemption number: 82 4639

ANNEX to the Resolution No. 27/2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: confirmation of the validity of the elections of members of the Supervisory Board elected by the employees of the KGHM Polska Miedź S.A.

Resolution No. 7/2008 of the Electoral Committee of the Company for the conduct of elections of members of the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company, dated 16 May 2008

§ 1

1. Based on § 32 sec. 1 of the „Regulations for the election and dismissal of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company", the Electoral Committee of the Company hereby declares that as a result of the elections held for members of the Seventh Term Supervisory Board, the following persons were elected:
   1) **Józef Czyczerski**
   2) **Leszek Hajdacki**
   3) **Ryszard Kurek**
2. The Protocol from the election to the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. dated 16 May 2008 serves as the Report of the elections held, and represents an Annex to this Resolution.

§ 2

The Electoral Committee of the Company wishes to thank those persons directly involved in the elections, as well as the Management Board of the Company and the Divisional Directors, for their assistance in the efficiently-conducted elections.

§ 3

This resolution comes into force on the date it is taken.

cc:
1. Members of the Management Board of the Company,
2. Representatives of the employees elected to the Seventh Term Supervisory Board of KGHM Polska Miedź S.A.:
   - Józef Czyczerski
   - Leszek Hajdacki
   - Ryszard Kurek
3. Members of the Electoral Committee of the Company,
4. The Chairman of the District Electoral Committees,
5. The Divisional Directors of KGHM Polska Miedź S.A.,
6. The Inter-Divisional Trade Unions.

1. Marek Aleksandrowicz
2. Elżbieta Bajger
3. Zofia Bogucka
4. Elżbieta Cieślińska
5. Jacek Franczuk
6. Stanisław Kasprzak
7. Robert Kościewicz
8. Stanisław Ksel
9. Tomasz Łaskarzewski

Exemption number: 82 4639

10. Ryszard Olszewski
11. Stanisław Minorczyk
12. Andrzej Muras
13. Władysław Pływaczyk
14. Wiesław Powązka
15. Tomasz Rajman
16. Dariusz Satuła
17. Magdalena Szymańska
18. Patrycja Veljković-Mrozek

(The full contents of the Protocol of the Electoral Committee of the Company from the election of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008 is available on the Company website – www.kghm.pl)

Legal basis: §39, sec. 1 point 5 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 No. 209, tem 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Maciej Tybura

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	26 June 2008	*No of sheets:*	*1*

Current report 36/2008

The Management Board of KGHM Polska Miedź S.A. hereby announces that on 26 June 2008, the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A., as a result of the appropriation of profit for financial year 2007, allocated PLN 1 800 000 000.00 as a shareholders dividend, representing PLN 9.00 per share.

The General Shareholders' Meeting hereby sets the following dates:
- right to dividend date: 18 July 2008,
- dividend payment date: 7 August 2008.

Legal basis: § 39 section 1 point 7 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

2008 JUL -2 A 1:49

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END